Exhibit 99.1

CIBC Provides Information on Goodwill Impairment at CIBC FirstCaribbean as a Result of Economic Conditions in the Caribbean Region

Goodwill impairment is a non-cash item and does not affect ongoing operations or capital ratios

TORONTO, May 15, 2014 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced that it has recorded a non-cash goodwill impairment charge of CAD$420 million (CAD$420 million after-tax) relating to its investment in CIBC FirstCaribbean International Bank Limited (CIBC FirstCaribbean) for the second quarter ending April 30, 2014.

In light of persistently challenging economic conditions in many Caribbean countries and our current expectations for conditions going forward, we have reduced the carrying value of the goodwill related to CIBC FirstCaribbean.

The goodwill impairment charge is a non-cash item and does not affect ongoing operations or capital ratios.

In addition to the goodwill impairment charge, CIBC also recorded CAD$123 million (CAD$123 million after-tax) of incremental loan losses for CIBC FirstCaribbean, reflecting revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region.

The CET1 capital ratio as at April 30, 2014 is expected to strengthen from 9.5% reported as at January 31, 2014.

Both of these items have been recorded in the Corporate and Other business segment and will be treated as an item of note in the Q2/14 financial release on May 29, 2014.

CIBC will be announcing its fiscal 2014 second quarter results on Thursday, May 29, 2014.  Information relating to these results will be available at CIBC.com at approximately 6:00 a.m. (ET).

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A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release.  These statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include, but are not limited to, statements regarding our goodwill impairment charge, loan losses for CIBC FirstCaribbean International Bank, capital ratios and operations.  Forward-looking statements are typically identified by the words "believe", "expect",  "anticipate",  "intend", "estimate", "forecast", "target", "objective" and other similar expressions or future or conditional verbs such as "will", "should",  "would" and "could". By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific.  A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements.

These factors include: credit, market, liquidity, strategic, operational, reputation, legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we operate; legislative or regulatory developments in the jurisdictions where we operate; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of provisions, reserves and allowances; changes in tax laws; changes to our credit ratings; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations; and our ability to anticipate and manage the risks associated with these factors.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained  in this report or in other communications except as required by law.  Additional information about these and other factors can be found in our Report to Shareholders for the First Quarter 2014 and our 2013 Annual Report

About CIBC
CIBC is a leading North American financial institution with nearly 11 million personal banking and business clients. CIBC is committed to supporting causes that matter to our clients, our employees and our communities. We aim to make a difference in communities through corporate donations, sponsorships and the volunteer spirit of employees. In 2013, CIBC contributed more than $41 million to 1,870 charitable and non-profit initiatives in over 430 communities. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

SOURCE CIBC - Investor Relations

%CIK: 0001045520

For further information:

Jason Patchett, Investor Relations, 416-980-8691, jason.patchett@cibc.com
Kevin Dove, External Communications, 416-980-8835, kevin.dove@cibc.com

CO: CIBC - Investor Relations

CNW 16:32e 15-MAY-14